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Attention:                                         Larry Spirgel, Assistant Director

Robert Littlepage

Christie Wong

Ajay Koduri

Re:                             Care.com, Inc.
Draft Registration Statement on Form S-1
Submitted on September 13, 2013
CIK No. 0001412270

Ladies and Gentlemen:

On behalf of Care.com, Inc. (the “Company”), we are hereby confidentially submitting Amendment No. 2 (“Amendment No. 2”) to the Company’s Draft Registration Statement on Form S-1 previously submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) (the “Draft Submission”).  Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 to the Draft Submission (“Amendment No. 1”) received on October 23, 2013 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 2, five of which have been marked to show changes from Amendment No. 1, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.                                     We note your response to comment 4. However until your initial public offering is completed, you are still considered a smaller reporting company. Therefore, the smaller reporting company box should be checked at this time. See Item 10(f)(2)(ii) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and has checked the smaller reporting company box on the facing page of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Key Business Metrics, page 43

2.                                      We note your response to comment 6; however, we are unable to agree. Unless the number of paying caregivers is not material, you should provide the number of paying caregivers and total revenue per caregiver because you separately track and disclose the total number of caregivers.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 43 and 44 of Amendment No. 2 to include such disclosure.

Executive and Director Compensation, page 96

Cash Bonuses, page 98

3.                                      Quantify the corporate, department and individual goals used to measure the named executive officers’ performance for 2012.

Response:  The Company respectfully advises the Staff that the Company is an “emerging growth company” under the JOBS Act and has elected to comply with the scaled compensation disclosure requirements applicable to emerging growth companies.

4.                                      We note your response to comment 11. We note that you state that Ms. Marcelo’s 2012 annual bonus “was based solely on attaining corporate performance goals…” However, she was paid a larger bonus due to the Board’s exercise of discretion. Therefore the reference to “solely” should be removed.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 98 of Amendment No. 2 to remove such reference.

Consent of Independent Registered Public Accountant

5.                                      Regarding Ernst & Young’s August 20, 2013 audit report of Breedlove & Associates, L.L.C, please file a new consent from Ernst and Young LLP, San Antonio, Texas as an exhibit to your next amendment.

Response:  The Company respectfully acknowledges the Staff’s comment and has included a new consent from Ernst & Young LLP, San Antonio, Texas as an exhibit to Amendment No. 2.

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (781) 434-6612 or by fax at (781) 434-6601 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur
of LATHAM & WATKINS LLP

Enclosure

cc:                                Sheila Lirio Marcelo, Care.com, Inc.
John Leahy, Care.com, Inc.

Diane Musi, Care.com, Inc.

Patrick O’Brien, Ropes & Gray LLP

Thomas Holden, Ropes & Gray LLP

John H. Chory, Latham & Watkins LLP

Stephen W. Ranere, Latham & Watkins LLP